UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ICOS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Washington	91-1463450
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

22021—20th Avenue S.E. Bothell, Washington	98021
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:

                                                                                                                                                                            (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of class)

EXPLANATORY NOTE

On September 27, 2005, we completed our previously announced reincorporation from the state of Delaware to the state of Washington. Pursuant to an Agreement and Plan of Merger, or Merger Agreement, dated July 22, 2005 between ICOS Corporation, a Delaware corporation, or ICOS Delaware, and ICOS Washington Corporation, a Washington corporation and wholly owned subsidiary of ICOS Delaware, or ICOS Washington, ICOS Delaware merged with and into ICOS Washington with ICOS Washington surviving the merger and being renamed ICOS Corporation. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of ICOS Delaware common stock (and related share purchase rights), par value $0.01 per share, was automatically converted into one share of ICOS Washington common stock (and related share purchase rights), par value $0.01 per share.

In connection with the reincorporation, our Registration Statement on Form 8-A filed with the Securities and Exchange Commission, or SEC, on April 18, 1991, as amended on Form 8-A/A filed with the SEC on May 21, 2003, is hereby amended in its entirety to read as follows:

Item 1. Description of Registrant’s Securities to Be Registered.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, par value $0.01 per share. The following is a summary of some of the rights and privileges pertaining to our common stock and our preferred stock. For a full description of our common stock and preferred stock you should refer to:

•	our Restated Articles of Incorporation filed with the Washington Secretary of State on September 27, 2005, or Restated Articles; and

•	our Amended and Restated Bylaws dated September 27, 2005, or Restated Bylaws.

Common Stock

As of September 20, 2005, there were 64,119,002 shares of common stock outstanding, held of record by 1,814 shareholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Our Restated Articles do not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has authority, without shareholder approval, to issue 2,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. Accordingly, preferred stock could be issued with terms that could delay or prevent a change of control of us or make removal of management more difficult. As of the date hereof, we have designated 1,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock, none of which are issued and outstanding, for possible issuance pursuant to our shareholder rights plan which is described below.

2% Convertible Subordinated Notes due July 1, 2023

On June 20, 2003, we completed a private offering of $250 million of convertible subordinated notes, or the Notes, which accrue interest at 2% per annum, payable semiannually each January and July 1. On July 18, 2003, the initial purchasers exercised, in part, their option to purchase additional Notes in the principal amount of $28,650,000. The Notes are unsecured, subordinated to any senior indebtedness, and convertible, at the option of the holder, into our common stock at a conversion price of $61.50 per share, subject to adjustment in certain circumstances. The Notes will mature on July 1, 2023. Note holders may require us to purchase, for cash, all or a portion of their Notes on July 1, 2010, 2013 or 2018, at a price equal to the principal amount of the Notes being repurchased. We may redeem all or a portion of the Notes, at par, for cash at any time on or after July 5, 2010.

Antitakeover Effects of Shareholders’ Rights Plan, Charter Documents and Washington Law

Provisions of our shareholders’ rights plan, our Restated Articles, our Restated Bylaws and Washington law may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

Shareholders’ Rights Plan. We have implemented a shareholders’ rights plan, also called a poison pill, which would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. In connection with our reincorporation, ICOS Washington succeeded to all the rights and obligations of ICOS Delaware under the rights plan. Under the rights plan, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. Each right entitles its registered holder, under certain circumstances and upon the occurrence of certain events, to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, at a purchase price of $250.00 per one one-hundredth of a preferred share, subject to adjustment. The rights are not exercisable until the distribution date. Until the distribution date, or earlier redemption or expiration of the rights, the rights may only be transferred with the shares of our common stock.

If a person or group, collectively, an Acquiring Person, acquires beneficial ownership of 15% or more of outstanding shares of our common stock, then each right (other than those held by an Acquiring Person, an affiliate, or an associate of that person) will entitle the holder to purchase, for the purchase price, the number of shares of our common stock that, at the time of the transaction, has a market value of twice the purchase price. In addition, if another entity acquires us in a merger or business combination, or purchases the majority of our assets, each right will entitle the holder to purchase the number of shares of common stock of the acquiror that has a market value equal to twice the purchase price. Any rights owned by an Acquiring Person, an affiliate or an associate of that person, will be void and nontransferable. Our board of directors may also elect to exchange each right, other than those that become void and nontransferable as described above, for shares of common stock, without payment of the purchase price. Should our board of directors make this election, the exchange rate would be an amount of preferred stock equal to one-half of the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one right.

Preferred Stock. As noted above, our board of directors, without shareholder approval, has the authority under our Restated Articles to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of us or make removal of management more difficult.

Election and Removal of Directors. Our board of directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of shareholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the board of directors has the effect of requiring at least two annual shareholder meetings to replace a majority of the directors. Pursuant to the Restated Articles only the board of directors is authorized to fill vacancies, including newly created directorships. In addition, our Restated Articles and our Restated Bylaws provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Shareholder Meetings. Under our Restated Bylaws, our shareholders may call a special meeting only upon the request of holders of at least 20% of the outstanding shares. In addition, the board of directors, the Chairman of the Board and the President may call special meetings of shareholders.

Washington Law. Washington law imposes restrictions on transactions between Washington corporations with a class of voting stock registered under Section 12 or Section 15 of the Securities Exchange Act of 1934, as amended, and their significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act, or Chapter 23B.19, may have the effect of delaying, deferring or preventing a change of control of us. Chapter 23B.19 prohibits a target corporation from engaging in significant business transactions with an acquiring person for a period of five years after the acquiring person acquires the shares unless, before that date, a majority of the target corporation’s board of directors approved either the significant business transaction or the purchase of shares made by the acquiring person. An acquiring person is generally defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Prohibited transactions include:

•	the merger, share exchange or consolidation of the target corporation with an acquiring person;

•	the termination of 5% or more of the employees of the target corporation employed in Washington over the five-year period following the acquiring person’s acquisition of 10% or more of the shares;

•	the issuance or transfer of shares, options, warrants or rights to acquire the target corporation’s shares to, or the redemption from, an acquiring person by the target corporation, except under limited circumstances;

•	the liquidation or dissolution of the target corporation proposed by or pursuant to an agreement with an acquiring person; and

•	the receipt by an acquiring person of any disproportionate direct or indirect benefit as a shareholder.

After the five-year period, a significant business transaction may take place so long as it complies with the fair price provisions of the statute or is approved by disinterested shareholders at an annual meeting of shareholders or a special meeting of shareholders called to vote on the transaction.

Item 2. Exhibits

Exhibit Number	Description
1	Restated Articles of Incorporation of ICOS Corporation (incorporated by reference to Exhibit 3.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

2	Amended and Restated Bylaws of ICOS Corporation (incorporated by reference to Exhibit 3.2 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

3	Form of Common Stock Certificate of ICOS Corporation (incorporated by reference to Exhibit 4.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

4	Rights Agreement, dated as of August 9, 2002, between ICOS Corporation and Mellon Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to ICOS Corporation’s Registration Statement on Form 8-A filed with the SEC on August 9, 2002)

5	Amendment No. 1 to Rights Agreement, dated September 26, 2005, between ICOS Corporation and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 10.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICOS CORPORATION

Dated: September 27, 2005	By:	/s/ Michael A. Stein
Michael A. Stein
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description
1	Restated Articles of Incorporation of ICOS Corporation (incorporated by reference to Exhibit 3.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

2	Amended and Restated Bylaws of ICOS Corporation (incorporated by reference to Exhibit 3.2 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

3	Form of Common Stock Certificate of ICOS Corporation (incorporated by reference to Exhibit 4.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)

4	Rights Agreement, dated as of August 9, 2002, between ICOS Corporation and Mellon Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to ICOS Corporation’s Registration Statement on Form 8-A filed with the SEC on August 9, 2002)

5	Amendment No. 1 to Rights Agreement, dated September 26, 2005, between ICOS Corporation and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 10.1 to ICOS Corporation’s current report on Form 8-K filed with the SEC on September 27, 2005)